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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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


                        MER Telemangement Solutions Ltd.



6-K Items
---------

1. MER Telemanagement Solutions Ltd. Press Release re MTS Breaks Even for First Quarter 2003, Continues to Report Positive Cash Flow From Operations dated May 8, 2003.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Breaks Even for First Quarter 2003, Continues to
Report Positive Cash Flow From Operations

Thursday May 8, 8:33 am ET

RAMAT GAN, Israel, May 8 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today reported first quarter revenues of $2.24 million, compared with revenues of $2.58 million for the first quarter of last year.
MTS IntegraTRAK accounted for approximately 51 percent of MTS's consolidated first quarter revenues compared to approximately 60 percent in the first quarter of 2002. First quarter net income came to $14,000 compared with a net loss of $9,000 for the first quarter of 2002.

President and Chief Executive Officer Mr. Shai Levanon said, "The first quarter's financial results were consistent with management estimates, taking into consideration the difficult world economic environment that continues to affect our revenue stream."

First quarter gross profit decreased 12 percent to $1.77 million from $2.012 million for the first quarter of 2002. The first quarter operating loss was $142,000 compared with an operating loss of $67,000 in the first quarter 2002. Operating income for the fourth quarter of 2002 was $220,000. First quarter operating expenses decreased to $1.912 million from $2.079 million for 1Q02.

"With increases in our investments in R&D beginning in the first quarter we are optimistic about the long-term future of our products and are hopeful that industry IT budgets will soon expand," Mr. Levanon declared.

Earlier in April, the Board of Directors increased the number of shares to be repurchased under the Company's stock buyback program from 300,000 to 600,000 ordinary shares. MTS to date has repurchased 384,610 shares at an approximate cost of $453,000. The number of shares currently outstanding is 4,565,138 compared to 4,673,938 shares as of March 31, 2003.

"We continue to believe that our shares represent an attractive investment for the Company, especially at their current market value," Mr. Levanon said. "The extension of the stock repurchase program reflects management's continued confidence in the Company's long-term prospects and its desire to support its public stockholders," Mr. Levanon continued.

Yossi Brikman, General Manager of MTS's Israeli operations, said the Company continued to improve its operating cash flow. First quarter net cash from operations came to $71,000, due to efficient collection of accounts receivable and a decrease in operating expenses. Cash and cash equivalents and marketable securities at the end of the quarter, reached $10.275 million compared with $10.215 million at December 31, 2002.

The Company will conduct a teleconference today at 11:00am US Eastern. To participate please dial (719) 457-2683 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA etc.

MTS IntegraTRAK, Inc., the Company's North American subsidiary, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.)

                                             MER TELEMANAGEMENT SOLUTIONS LTD.
                                                          AND ITS SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS
     U.S. Dollars in thousands
                                                   March 31,      December 31,
                                              2003          2002      2002
                                                   Unaudited
           ASSETS

    CURRENT ASSETS
    Cash and cash equivalents                  $8,935      $6,965      $9,062
    Marketable securities                       1,340       2,772       1,153
    Trade receivables, net                      1,211       1,285       1,259
    Other accounts receivable and
     prepaid expenses                             563         945         511
    Inventories                                   256         276         240

    Total current assets                       12,305      12,243      12,225

    LONG-TERM INVESTMENTS:
    Investment in an affiliate                  1,519       1,024       1,335
    Long-term loans, net of current maturities     73          64          86
    Severance pay fund                            533         590         545
    Other investments                             375         369         368

    Total long-term investments                 2,500       2,047       2,334

    PROPERTY AND EQUIPMENT, NET                   593         782         602

    OTHER ASSETS:
    Goodwill                                    2,025       2,025       2,025
    Other intangible assets, net                  322         477         360
    Deferred income taxes                         162          83         161

    Total other assets                          2,509       2,585       2,546

    Total assets                              $17,907     $17,657     $17,707

                                             MER TELEMANAGEMENT SOLUTIONS LTD.
                                                          AND ITS SUBSIDIARIES
    CONSOLIDATED BALANCE SHEETS
    U.S. Dollars in thousands  (except share data)

                                                    March 31,     December 31,
                                                 2003       2002       2002
                                                   Unaudited

           LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of long-term loans          $8         $45          $8
    Trade payables                                449         569         350
    Accrued expenses and other liabilities      1,410       1,753       1,439
    Deferred revenues                           1,266         794       1,184

    Total current liabilities                   3,133       3,161       2,981

    LONG-TERM LIABILITIES:
    Long-term loans, net of current maturities      6           9           8
    Accrued severance pay                         701         749         705

    Total long-term liabilities                   707         758         713

    SHAREHOLDERS' EQUITY:
    Share capital -
     Ordinary shares of NIS 0.01 par value -
     Authorized: 12,000,000 shares; Issued:
     4,949,748 shares; Outstanding: 4,673,938,
     4,772,248 and 4,621,648 shares at
     March 31, 2003 and 2002 and
     December 31, 2002, respectively               15          15          15
    Additional paid-in capital                 12,906      12,846      12,846
    Treasury shares                              (344)       (203)       (330)
    Accumulated other comprehensive loss         (217)       (474)       (211)
    Retained earnings                           1,707       1,554       1,693

    Total shareholders' equity                 14,067      13,738      14,013

    Total liabilities and shareholders'
     equity                                   $17,907     $17,657     $17,707

                                             MER TELEMANAGEMENT SOLUTIONS LTD.
                                                          AND ITS SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. Dollars in thousands
    (except share and per share data)
                                              Three months ended   Year ended
                                                   March 31,      December 31,
                                               2003        2002       2002
                                                  Unaudited

    Revenues from products and services        $2,240      $2,581      $9,787

    Cost of revenues from products
     and services                                 470         569       1,896

    Gross profit                                1,770       2,012       7,891

    Operating expenses:
     Research and development, net                511         605       2,127
     Selling and marketing, net                   918       1,014       3,954
     General and administrative                   483         460       1,858

    Total operating expenses                    1,912       2,079       7,939

    Operating loss                                142          67          48
    Financial income, net                          17           3         134
    Other income (expenses), net                   --          17        (140)

    Loss before taxes on income                   125          47          54
    Taxes on income                                --          --          52

                                                  125          47         106

    Equity in earnings of affiliates              139          38         236

    Net income (loss)                             $14         $(9)       $130

    Basic and diluted net earnings
     (loss) per share                             $--         $--       $0.03

    Weighted average number of shares used in
     computing basic and diluted net
     earnings (loss) per share                  4,648       4,795       4,710

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      MER TELEMANAGEMENT SOLUTIONS LTD.
                                      (Registrant)



                                            By: /s/ Shai Levanon
                                               -----------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: May 8, 2003